Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 001-40057

Needham & Co. Annual Virtual Growth Conference Presentation – Voltus

Vikram Bagri, Analyst, Needham & Co.:

Good morning, everyone. Welcome to day 4 of Needham Growth Conference. We are very pleased to welcome Voltus to our conference. We’re joined by Gregg Dixon, who’s the CEO of the company. Welcome, Gregg.

Gregg Dixon, CEO & Co-Founder, Voltus:

Good morning.

Vikram Bagri, Analyst, Needham & Co.:

We’ll start with a detailed overview of the company’s background strategy and financial presented by Gregg, and we’ll follow up with Q&A session at the end. So I encourage everyone looking at the presentation to submit their questions online through the web portal, and we’ll get them answered at the end of the presentation. With that, over to you, Greg.

Gregg Dixon, CEO & Co-Founder, Voltus:

Thanks Vik and good morning, everybody. It’s always exciting to tell our story, so we’re going to jump right in. We’ll go to slide 11 of the investor deck. All of the materials that we’ll cover in the next 20 minutes or so before Q&A are available on our website. So we like to say that Voltus is to electricity what the cloud is to computing. We like to start with an analogy. If you think back to the ’70s, computing was defined by mainframes and so called dumb terminals. Obviously since then, innovation has brought computing to our hands and desktops on our smartphones and laptops as the internet, and most recently the cloud, have transformed our lives in virtually every industry through the power of digitization and decentralization. Now, this type of transformation is coming to our grid, where central power generation stations and dumb loads, if you will, are transitioning to smaller, distributed, intelligent energy resources that are commonly known as distributed energy resources or DERs.

And when these DERs are enabled, they deliver superior economic reliability and sustainability benefits that we’re all eager for. So Voltus is the platform, the cloud or the operating system that allows these new diverse energy assets to operate together on a marketplace technology software platform that today is actually the only distributed energy resource software platform fully integrated into all nine US and Canadian power markets and can integrate every type of distributed energy resource, whether it’s energy storage or electric vehicles or the demand response. If we go to the next slide, this gives you a snapshot of the company, its financial strength and the market opportunity. We are the DER category creator, and we are providing the leading technology platform for all types of distributed energy resources across these US and Canadian power markets, which is addressing a massive total addressable market, over $120 billion of potential recurring annual revenue.

And Voltus provides a really unique value proposition to our customers and partners, as you’ll hear throughout the presentation. It’s a no cost, no risk offer that drives the shift to these cleaner DERs like rooftop solar, batteries, EVs, that also delivers incredible value to wholesale power markets, these grid services that they desperately need, like resilience and reliability in the face of climate change. It is an incredibly asset-light capital efficient model. We’re growing very quickly. As you see in our numbers, we have very attractive and stable gross margins. And when we de spec, we will be the first pure play DER technology company to go public in the US. So to go to the next slide, what’s driving this massive market opportunity are the trends highlighted here that I don’t think anybody is surprised by.

The growth of renewables is a major driver. Of course, renewables are intermittent. The sun doesn’t always shine, the wind doesn’t always blow, and we really need a backstop and balancing resource to ensure a full, clean energy transition, and that’s where DERs come in. We have a rapid electrification of things, obviously the electric vehicle, that’s driving demand for electricity up on an already fragile and antiquated grid. And of course, we see the increasing frequency of impacts of climate change. The good news is we have this proliferation of internet addressable, the internet of things, these devices that are producing, consuming, and storing energy that we can actually layer technology into to bring incredible value and meet the needs of these trends. So giving you an example of an actual Voltus customer, we have this large data center in upstate New York, it’s taken over a retired Alcoa aluminum smelting location.

And this data center today consumes more than 100 megawatts of electricity 24/7, and in just the next couple of years, it will grow to 400 megawatts. At that level of electricity consumption, it will be the single largest electricity load in the US, larger than the biggest steel mills and petrochemical plants, industrial loads, and it really represents every one of the trends here. It’s a load that wants access to inexpensive green or renewable power, which it gets from the New York Power Authority. It’s electrifying a former industrial load, and today it’s fully integrated directly into the New York ISO wholesale power market using the Voltus platform. And so our platform controls the entire electricity load of this data center in a fully automated fashion. From, what we like to say, machine to meter to market to the money that attracts this data center to deliver its grid services to the wholesale market.

It represents the single largest automated distributed energy resource in the world and is a harbinger of the power of the DERs and one of hundreds of use cases. Data center load alone is expected to represent more than 1% of all electricity consumption in the US over the next few years, that’s roughly only 8,000 megawatts, and all of it is capable and eager to deliver grid services with their distributed energy resources. They need a software platform to do it, and that’s where Voltus comes in. If we go to the next slide, one of the things that we like to share with folks, and it’s really the fundamental financial formula of the business model. I like to say 50, 40, 15, 25. 50, 40 15, 25. We generate about $50,000 per year of recurring revenue for each megawatt of distributed energy resources that flows through our platform. So that’s our standard unit of measure for our business model one megawatt or 1,000 kilowatts of electricity, which is about the amount of power needed to support a single Walmart Supercenter.

Voltus captures about 40% of the value that we generate by bringing these DERs into power markets. And so that amounts to about $20,000 per megawatt per year, and about 60% of that value that we create flows through to our end use customer or our partners who own the distributed energy resources that we layer our technology into to, to orchestrate and monetize. We have about a 15% operating expense, or about $7,500 per megawatt per year, to acquire and manage these megawatts on an ongoing basis. And when you take this model together at scale, it produces about a 25% recurring EBITDA or $12,500 per megawatt per year of EBITDA. The lifetime value, and here’s where it gets really exciting and why we’re so bullish about growing this business as quickly as possible, the lifetime value or the gross margin over 10 years, which represents two standard contract term lengths for one of our customers, is $200,000 per megawatt.

It’s $20,000 per megawatt per year of gross margin times 10 years, and it costs us about $20,000 to acquire each megawatt or our cost of acquiring that megawatt. That’s a 10:1 LTV:CAC ratio, which is software best in class ratio. So if you understand this basic financial formula of our business, we think you’ll appreciate why we believe Voltus is the single best ESG investment you can make. Let’s take a step back and we’ll dive into the company a little bit on the next slide. We started Voltus for one simple reason. We are a collective of energy geeks and technologists who also love to do well by doing good, which is something you’ll hear within the virtual walls of Voltus. The notion of using technology to extract value from resources that are in the ground today not only produces the best sustainability outcomes, but it’s also an amazing financial model and it’s something we really like to emphasize.

We’re not installing batteries, we’re not installing solar panels or wind turbines, we’re simply layering our technology into a massive amount of distributed energy resources that a lot of you follow in the market today. This team is brought to market at a combined 12,000 megawatts of these DERs over the past 20 years, whether it’s demand response, distributed generation, energy storage, and we’ve built out many of the DER markets around the world that exist today, from Australia to Korea to the UK. Just as importantly, we’ve attracted top technologists and network operators that bring best in class technology stack expertise to couple to our deep energy expertise to couple to our deep energy expertise. And that’s an important thing to keep in mind. We combine incredibly deep technology expertise with incredibly deep, really unparalleled, energy market expertise to create a product market bit that customers really, really value.

Go to the next slide. When we started Voltus we knew we wanted to have a global impact and creative legacy technology platform. In order to do that, we knew we had to build a technology platform that simplifies a mind boggling amount of complexity associated with these electricity markets, if we were going to ease the full adoption of DERs across every market in every DER category. We looked at the challenge through the lens of our big target customers and DER partners. Tesla doesn’t want to connect their EVs to just the California market. Sunrun doesn’t want to just connect their solar plus storage to the Iceland and New England market. And Walmart doesn’t want to monetize their DERs in just Texas. They want to do it everywhere. Everywhere they have a DER, they want to monetize it.

So we set out to make sure that wherever they had their DERs, these internet addressable devices that consume, store and produce energy, we needed to make sure we could help them orchestrate and monetize them. And we’re proud to say that today there’s only one platform that allows them to do that, and that’s the Voltus platform.

Go to the next slide. At the highest level, Voltus is a marketplace technology platform that captures the recurring financial value streams that flow to the distributed energy resources depicted on the left, from primarily the wholesale power markets that are depicted on the right. You can think of Voltus as the Airbnb of the electricity market. Voltus does for our customers what Airbnb does with this marketplace software platform. Whereas Airbnb connects buyers and sellers of underutilized apartments and homes, providing extra cash for those homeowners, an additional supply for those looking for housing, Voltus orchestrates and monetizes these underutilized DERs for the owners of those DERs, while also delivering much needed grid services to power markets that are looking for less expensive, more reliable and cleaner power.

And of course the fundamental value that our platform delivers is the unparalleled economic value to DER owners. We like to say we sell $5 bills for $2, while also delivering the lowest cost energy, and the unmatched resilience and reliability of a network of thousands, even millions of distributed energy resources, that also deliver the cleanest energy to these grid operators.

So in the next slide we like to dig in a little bit more on our go to market model. As I mentioned, customers like Walmart or Tesla, a Target, are attracted to DERs because of the economics. And as I mentioned, we sell $5 bills for $2. We’ve eliminated any reason for a customer or a partner who owns these DERs to say no to this very simple value proposition. We deliver the best economic outcome for their DERs. They sign a no cost, no risk, single page contract that is not only transparent but aligns our interests. The more dollars we find in markets, the better off the customer is, the better off Voltus is. And often, they can sign this agreement the first time we meet with them, while our technology platform simplifies this incredible amount of complexity of connecting DERs to these markets.

And so as a result of the product market fit that we’ve created, the commercial model we’ve created, our growth is very systematic and predictable. Not surprisingly our sales cycle at 73 days from first call to first contact, to close is two days. And we break that down. Our time to start delivering value to customers is very fast, due largely to the fact that we’re enabling these existing resources. They’re just on site already. We’re not installing any batteries or solar panels.

In fact, we’ve had instances of a customer signing our commercial agreement after the first 30 minute meeting, and then actually start generating revenue for those DERs the following week in markets.

Consequently, we establish long term agreements that average about five years in duration. We have a 100% plus annual customer value retention. What that means is typically customers just want to do more at the end of their initial term. They want to participate in more markets, deliver more DERs.

And as I mentioned before, we have a world class lifetime value to customer acquisition cost ratio of 10 to 1.

If we go to the next slide, we like to drill into an actual customer example to bring this to life. This is Walmart, one of our large customers. If you move left to right, they have about 5,000 stores in the US and Canada, which represents about half of their global footprint. As you might imagine, these stores are located in every one of these balkanized nine wholesale power markets in the US and Canada that we serve. And our platform can connect every one of these stores in every one of these markets, and every type of DER that they might have at their stores. And Walmart has every type of DER. They have got solar plus storage, they have electric vehicle charging. They have building management system flexibility or demand response. And they have a lot of onsite generation.

Often the primary use case for these DERs is not to monetize them in wholesale power markets. It could be for business continuity, or it could be to attract the new Ford F150 Lightning drivers. But of course they want to monetize these DERs. The side gig value of these DERs is tremendous. But they have to do it in a fully automated fashion. They don’t want the store manager in Bentonville, Arkansas running into the back room and flipping switches so that they can monetize the resource in a wholesale power market. Which is why they use the Voltus platform. We can automate everything in any one of these markets, and as they continue to invest billions of dollars in DERs of all types, we help them make the economic value of those resources even better.

All right, to go to the next slide I want to touch on our technology just a bit more. We have a top technology team. We have unmatched hardware and software. And we can connect to virtually any device in any market. As importantly, what we’ve actually built because of the fact that we’re streaming real time electricity data on a 30 second interval basis from these customers, we believe we have one of the largest energy data lakes in the world, which is an incredible platform for further innovation as we grow. In fact, today, we see 1% of all electricity consumption in the United States in real time. And of course, when we started the platform, we knew the platform had to do something truly extraordinary and something that had never been done before, which was to automate everything, from the machine to meter to market to money, making cash the entire customer experience.

And that had never been done. In fact, one of our biggest concerns when we started was whether we could attract truly world class talent, that would typically be going to a Google, a Tesla an Amazon. Yet a few years in, 30% of our software engineers and product teams have come from these tech giants, because they’re not only attracted to this space and the significant engineering challenges that exist, but they love the notion of doing well by doing good, as opposed to optimizing the Kardashian Twitter feed.

And so, ultimately our vision is automating all of this. And there’s no reason to think we can’t do that with a combination of our Voltlet hardware, as well as modern IOT systems that are being integrated into more and more of these internet addressable devices. And an example of that is the fact that we can address wifi thermostats like Google Nests at 10 million homes in an instant. That’s a clear indication of what the future of this market looks like. 10 million wifi enabled thermostats represents 10,000 megawatts of controllable electricity. And there are almost 50 million wifi thermostats in the US alone.

Let’s touch on our growth strategy. Go to the next slide. We have a three pronged approach.

The first is really landing and expanding. Market participation for these large energy consumers is quickly becoming standard business practice, yet we’ve got about 500 distinct customer accounts, marquee names, some of which you see here, and we’ve only penetrated about 1% of the potential of the existing customer base. So to put that differently, our financials show that we would do 40 plus million of revenue in 2021. Extrapolating that just from existing customers, we could deliver $4 billion in recurring revenue just penetrating our existing customer accounts. So as you might imagine, the land and expand strategy is the first leg of the stool, of this three-prong stool.

On the next slide, we need to capture every DER technology partner. As we mentioned, companies like Google Nest, Tesla, Sunrun, they’re layering in additional value to their products, that allow consumers to participate in electricity markets that allow consumers to participate in electricity markets and get paid to do so. The projections of DER growth that you see here from these new DER technology companies is phenomenal. This is just coming out of their own publicly available reports on what they project for the growth of their various DERs. Yet none of these tech companies have the ability to connect their DERs to wholesale electricity markets today. They actually need somebody like a Voltus to do that. So we need to capture every one of these new classes of DERs.

And then finally the third component of our growth strategy is taking the show on the road, if you will. On the next slide, every power market in the world markets from the integration of DERs. Our platform simply needs to be localized to participate in these markets, not much differently than entering a new market in the US. And most importantly, 90% of our enterprise-class customers have a presence in the markets that we plan to enter, which gives us an immediate source of revenue growth.

It’s also important to note that our team is deeply experienced in opening these markets. We were the first to open the Australian, the Korean, the UK markets, as examples of this. And from a growth perspective, we’re projecting that we can grow international markets similarly to how we’ve grown in the US and Canada over the past four years, where in four years we’ve built a 2,000 megawatt DER portfolio from a standing start. Of course, entering these international markets, we won’t be flatfooted. We’ll have the benefit of having built out our technology and our team when we take things international.

Go to the next slide. We’ll touch on the financials very quickly here. What we project financially over the next five years is really a continuation of what we’ve accomplished in four years of work. We’ve grown from essentially zero revenue in 2017 to more than 40 million in recurring revenue in 2021, and we only spent about $10 million in cash to get there. We’ve been pretty conservative in our growth rate expectation versus our actuals. And we’re not projecting any hockey stick unit economics. We’re essentially projecting, for instance, gross margins that we’ve always exceeded. We’ve always been at 40% or higher gross margins. We’re not projecting some unnatural act there, if you will.

And in terms of profitability of this model, because it is so capital-efficient, we really can turn on profitability at any point. Half of what we spend money on, half of our operating expense, is for growth. So to the extent that we needed to generate EBITDA, we can turn that on very quickly, because there’s really nothing on our balance sheet for assets.

If we go to the next slide, I’ll dive into just how predictable our revenue growth is and how systematic it is. When you look at what we’re projecting for 2022, the $73 million in revenue, we have 65 million in the bag, if you will. That’s simply operating our existing portfolio of recurring revenue DER megawatts. So put differently, if we didn’t sell anything more, we asked our sales team to take a sabbatical for the year, we would expect to generate $65 million in recurring revenue.

Now, of course, we have a greater than $1 billion pipeline, meaning proposals that we’ve put out to customers. As I mentioned earlier, we have about a five-year average contract term length. You divide that by five, you get almost 200 million of annualized recurring revenue. We have about a 30% close rate on that pipeline historically, so we feel very confident we will handily exceed our 2022 revenue projections.

And I’ll leave you with one last slide. This is our closing summary. There’s a massive shift in these global electricity markets. We’re moving to decentralization, decarbonization, digitization, and a huge need for resilience, given the antiquated nature of these electricity markets. We need DERs now. The good news, of course, is that they’re in the ground. We need to layer our technology into them. But there are these very balkanized electricity markets that really require a software platform to distract that complexity and make it simple for customers to participate in these markets, and that’s where the Voltus software technology platform comes in.

Ultimately, our belief is that half of the greater than $3 trillion that human beings spend on electricity will transition to distributed energy resources for the basic economic reliability and sustainability reasons that are clear. With that, Vik, I’ll turn it back to you. I’m glad to take any questions. I look forward to continuing the discussion.

Vikram Bagri, Analyst, Needham & Co.:

Thanks, Gregg. Thanks for the thorough presentation. I would like to remind our viewers that they can submit their questions online. But I’ll kick it off with the first question that comes to mind, Gregg. What are the barriers to entry in this space? Given the margins are extremely healthy, very impressive, long-term value of $200,000 per megawatt versus customer acquisition of 20,000, it’s very impressive. The way I think about barriers to entry is, it’s fourfold. Hardware, that you need hardware. The software capabilities that you guys have. It seems like acquiring talent is very difficult in the industry too, topnotch talent. As you mentioned, 20% of your employee base came from topnotch companies. And then fourth is regulatory. You’re in all nine markets. How difficult is it to be in all those nine power markets? And can you talk about any ideas that you may have in that journey?

Gregg Dixon, CEO & Co-Founder, Voltus:

Sure. We boiled down the barriers to entry to two things, technology and talent. As I mentioned earlier, you need deep technology expertise coupled to deep energy expertise. As a simple example of that from the energy perspective, our chief regulatory officer is Jon Wellinghoff, the godfather of distributed energy resources and the longest-serving chairman of the Federal Energy Regulatory Commission. We’ve invested very heavily in the leading experts in these wholesale power markets, who are also leading experts in distributed energy resources. We are the only DER technology platform integrated, for instance, in the Midcontinent Independent System Operator and the Southwest Power Pool. Taken together, that’s almost 25% of the entire US electricity market.

And we often get the question, “Well, why are you the only ones?” The answer is, well, we know how to translate a 7,000-page open-access transmission tariff into a software technology platform, and then couple that to a commercial offering with the customer that makes sense to them. So that’s a combination of deep energy market expertise and the ability to develop technology that makes our aggregation of distributed energy resources look like a traditional power plant, because that is what MISO and SPP require. It is a very big challenge. So it really comes down to technology and talent.

Vikram Bagri, Analyst, Needham & Co.:

Great. The second question I had was, you have more than 100% customer value retention. What’s the percentage-plus part of it? What’s the growth in existing organic existing customer base every year that you’re seeing? Could you describe that growth as accelerating with time as more customers recognize the value of the platform and they commit a larger portion of their energy supply to you guys?

Gregg Dixon, CEO & Co-Founder, Voltus:

Sure. There is a natural evolution for these customers. Of course, every customer is a bit of a snowflake, but there are general trends. It usually takes three to five years for a customer to fully evolve into their comfort zone, if you will, of fully participating and monetizing their various distributed energy resources.

A simple example of that is, for instance, in Pennsylvania, a customer, an end use load, a behind the meter distributed energy resource, can deliver up to six different, or capture up to six different, value streams, both in the wholesale market and at the distribution level. Often, a customer will start by participating in one of the most simple demand response programs in the PJM market, known as ELRP. They’ll evolve and be able to automate their response, whatever that DER is, and perhaps participate in the operating reserves market, which is known as synchronized reserves. We also would then encourage them to make use of our AI software that predicts when there are opportunities to avoid things like their transmission costs, their transmission capacity charges, their generation capacity charges.

It becomes more and more sophisticated, and as the customer gets comfort and they’re receiving the cash benefit of participating in these programs, they evolve and want to do more. That takes time. It’s usually three to five years to fully evolve. So to answer your question, the same store sales, if you will, grow at each site, and a customer will then also bring additional locations onto the platform and additional markets open up. So it’s important to note, for instance, the Cal ISO market and the SPP market today operate what are known as energy in balance markets. Many of the states that aren’t formally part of an RTO are now saying, “Hey, we want to get the socialized benefits of being a full member and an RTO.” It’s very obvious that they should do it. So you see states like Nevada and Colorado making formal commitments to becoming full RTO members. As that happens, new market opportunities open up and we simply call on existing customers to bring their locations and those new markets into the portfolio as well. So there’s a real virtuous cycle here.

Vikram Bagri, Analyst, Needham & Co.:

Great. And the next question I had was about the margins. I believe you described margins as the formula 40, 60, 25, 15. I may be off on that. But in terms of operating expense of 15%, what kind of operating leverage is in there? I’d imagine that the operating leverage is pretty high. Cost of goods I understand that you have a value that you pass on to the customers. But in terms of operating expenses, what kind of operating expenses there? A 15% operating expense, what can it be like in a few years down the road?

Gregg Dixon, CEO & Co-Founder, Voltus:

Well, I think that that remains to be seen to a certain degree. We like to look at the model in a very simple way. You nailed the mantra, which is 50,000, a megawatt year of 50, 40, 40% gross margins, 15, 15% operating expense and 25% EBITDA. Of course we can see increases in market prices to take the $50,000 per megawatt year up. Certainly the trends in power price are going up, so there’s some leverage there. Customers expect a certain portion of the value. I think it’s realistic to project that the 40% will remain stable. We need to make sure that customers feel like they’re getting great value, keeping in mind that we’re layering our technology into DERs that they actually own, they invested in.

On the operating expense side of things, it really comes down to the customer mix. You’re seeing a lot of crypto load, for instance, come online. Thousands of megawatts of this stuff. You can enable a 100 megawatt crypto mine very quickly with a $500 device and bring that into a sophisticated operating reserves market and generate a massive amount of cash with very, very little operating expense. On the flip side however, we also want to capture small, medium businesses, small box national retailers that might only deliver five kilowatts per location. Every kilowatt of DER is a good value from an investment perspective. I think the mix will show that the 50, 40, 15, 25 will hold. Now we can focus only on say crypto and see that operating expense leverage go through the roof, but there is a massive, massive market and hundreds of use cases, 50 vertical markets that we cover, and they’re all great investments.

Vikram Bagri, Analyst, Needham & Co.:

The next question I had was you mentioned that the opportunity for you guys about $1.3 billion with 30%, I believe, bit rate and correct me if I’m wrong. What’s the lead time to convert that pipeline that you see, one. And also if you can indicate how that pipeline has grown over time. What’s sort of the growth rate behind that pipeline? What was it when we stood here last year at the same time? And what the lead time per conversion of that pipeline is.

Gregg Dixon, CEO & Co-Founder, Voltus:

Sure, so the pipeline grows very systematically, directly correlated to the number of sales directors that we hire. It’s very systematic. There’s a operating rhythm and sales motion that we train our team around. It’s very systematic. So as we hire sales directors, that pipeline grows as a direct correlation with that. So I don’t think we’re publicly shared the numbers, but to keep it simple, if we had half the sales team last year as we do now, then our pipeline was probably about half the size. If we double it in the next year, it will be double the size. It is very systematic. There’s not a lot of guesswork on this.

Vikram Bagri, Analyst, Needham & Co.:

So I would imagine the return on invested capital is pretty high looking at your margins, 25% EBITDA margin, looking at the lifetime customer value of net value of 180,000. And you are, I believe, well capitalized. So what is sort of like the hesitation in growing that sales force larger and what are your plans to grow that sales force larger? Where do you want to be in year one, year two, year three, in terms of size of the company, in terms of number of employees?

Gregg Dixon, CEO & Co-Founder, Voltus:

Well, we could put a thousand sales directors out in the field today and put them to very good use. As we covered, the total addressable market is $120 billion per year of recurring revenue for distributed energy resources. That’s a massive market by any standard. Last year, we generated 40 plus million in revenue. And we got a long, long way to go to make even the smallest dent in that massive market. And it really requires a lot of evangelizing. We got to knock on doors and we have to secure agreements. And our growth is really a function of how quickly we can hire the type of talent we need to drive the growth of the business. With our technology platform that we’ve built, it is very scalable. It’s simply a matter of securing the megawatts for these customers in every market, and we’re really in the first pitches of the first inning. To answer your question directly, we’ll almost double the size of the company over the next 12 months. I think we’re at about 210 people today and 12 months from now will be at like 360, 370 something. I think those numbers are in the presentation.

Vikram Bagri, Analyst, Needham & Co.:

Great. Then I see that we are about out of time, I wanted to address one last thing, which is always front right and center in minds of investors, new regulations and how they’re going to impact the company. And we talked about it in our private conversations that California, the MEM, it’s a smaller market for you. If anything longer term you could be beneficiary of more batteries in that market, more battery attached rate and so forth. How would you address the current regulatory environment and what are the headwinds and tailwinds presented to you by that?

Gregg Dixon, CEO & Co-Founder, Voltus:

We have a lot of tailwinds on the regulatory front. If you look at many of the FERC orders over the last five years or so, whether it’s FERC order 2222 or FERC order 8401, or the AEE order on energy efficiency, the winds have changed all blowing in our direction because these markets need desperately the value of distributed energy resources. Of course, there will always be regulatory skirmishes, whether at the state or the federal level, but the winds of change are really blowing in our direction and offer really exciting opportunities. But it is a necessary area for us to continue to invest in top regulatory talent to make sure that those who might oppose the competitive value of DERs, don’t put up barriers. We’re very wary of that and we invest very heavily to make sure that the path is clear for growth.

Vikram Bagri, Analyst, Needham & Co.:

Great. Thanks Greg, for taking the time and being generous with your time and patiently answering the questions. I’ll turn it back to you to highlight anything that we did not address or touch on which you think is important. Are any other things that you want to talk about? Any closing remarks?

Gregg Dixon, CEO & Co-Founder, Voltus:

Well, I’ll wrap it up pretty quick, Vik. First, thank you very much for hosting us and giving us the opportunity to tell our story. The last slide in our deck really tells that story. There’s a massive shift in how we deliver and consume electricity and the conversion of energy to electrification. We need a software platform that orchestrates the modernization of those resources that attracts customers into the equation of being part of a market. And it’s an exciting few decades we have in front of us of growth. So we encourage folks to learn more and to get involved.

Vikram Bagri, Analyst, Needham & Co.:

Thanks again, Greg. Always great to talk to you and thanks everyone for joining us today. If you have any more questions for me or Greg, send it my way or send it to Greg and we’ll try to get them answered. Have a great day.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, Inc. (“Voltus”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale Acquisition Corp. (“Broadscale”) and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s Form S-1 (File Nos. 333-252449 and 333-253016), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This communication may contain financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Broadscale and Voltus. Broadscale intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Broadscale stockholders. Broadscale also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Broadscale are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Broadscale through the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Broadscale and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed transactions. Broadscale’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in Broadscale’s registration statement on Form S-4, which is expected to be filed by Broadscale with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Broadscale’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Broadscale with the SEC in connection with the business combination.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.